MARCH 26, 2007

SUBMITTED VIA EDGAR

Mr. Rufus Decker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:   EATON CORPORATION
      FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
      FILE NO. 1-1396


Dear Mr. Decker:

We have reviewed your letter of March 20, 2007 (the "Letter") regarding Exhibit 24 -- Power of Attorney to the Form 10-K filed by Eaton Corporation (the "Company") with the Securities and Exchange Commission for the year ended December 31, 2006, and provide the following response:


Exhibit 24 -- Power of Attorney
-------------------------------
We refer you to the Company's Form 10-K/A for the year ended December 31, 2006 that was filed on March 26, 2007 in response to the Letter. The 10-K/A includes a revised Exhibit 24 -- Power of Attorney, which properly shows that the power was in fact signed by all of the Company's directors. We confirm the omission of the signatures of the directors from the exhibit was a clerical oversight and that all directors had actually signed the original power of attorney on or before February 28, 2007, the date on which the Company's Form 10-K for the year ended December 31, 2006, was originally filed.

Sincerely,


/s/ Richard H. Fearon
---------------------
Richard H. Fearon
Executive Vice President --
Chief Financial & Planning Officer
Eaton Corporation